Filed by FMC Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: FMC Technologies, Inc., Technip S.A. and TechnipFMC Limited

Date: November 28, 2016

This filing relates to a proposed business combination involving

FMC Technologies, Inc., Technip S.A. and TechnipFMC Limited

(Subject Company Commission File No.: 001-16489;

Commission File No. for Registration Statement on Form S-4: 333-213067)

PRESS RELEASE	November 23, 2016

FMC Technologies and Technip Announce

Designees to Board of Directors of Combined Company

Paris and Houston, November 23, 2016 — Technip S.A. (Euronext: TEC) and FMC Technologies, Inc. (NYSE: FTI) today announced their respective designees to the Board of Directors of the combined company, TechnipFMC, effective at the close of the proposed combination.

The Board of Directors of the combined company will comprise 14 directors, seven designated by FMC Technologies and seven designated by Technip as set forth below. FMC Technologies will appoint the initial Independent Lead Director, in accordance with the terms of the Business Combination Agreement. The Board of Directors will have four committees: Audit, Nominating and Governance, Compensation, and Strategy. The committee chairs and Independent Lead Director are indicated below.

The slate of directors nominated by Technip is:

•	Thierry Pilenko, future Executive Chairman of TechnipFMC and designated Chair of the Strategy Committee
•	Arnaud Caudoux (Bpifrance designee)
•	Pascal Colombani
•	Marie-Ange Debon (designated Chair of the Audit Committee)
•	Didier Houssin
•	John O’Leary
•	Joseph Rinaldi

The slate of directors nominated by FMC Technologies is:

•	Douglas J. Pferdehirt, future Chief Executive Officer of TechnipFMC
•	Eleazar de Carvalho Filho
•	Claire S. Farley
•	Peter Mellbye (designated Chair of the Nominating and Governance Committee)
•	Richard A. Pattarozzi (designated Independent Lead Director)
•	Kay G. Priestly
•	James M. Ringler (designated Chair of the Compensation Committee)

As previously announced, the transaction is expected to be completed in early 2017 and is subject to approval by FMC Technologies’ and Technip’s stockholders, the receipt of required antitrust and regulatory clearances and other customary closing conditions.

Brief biographies for each of the new Board of Directors designees are included below.

Arnaud Caudoux is Chief Financial Officer, Executive Director and Head of guarantee activities of Bpifrance. Prior to this role, he held various executive positions at Bpifrance and OSEO. Mr. Caudoux started his career in 1997 at Accenture as a consultant before joining AT Kearney.

Pascal Colombani has been a member of the Technip board of directors since 2007. He is Chairman of the Advisory Board of A.T. Kearney, a member of the European Advisory Board of JPMorgan Chase, non-executive Chairman of the Board of Directors of Valeo, a member of the Boards of Directors of Alstom and Siaci-Saint-Honoré and Chairman of the Board of Directors of Noordzee Helikopters Vlaanderen (NHV). He held various executive positions and directorships in both the public and private sectors, including in Schlumberger, the French Ministry of Research, the French Atomic Energy Commission (CEA) and Areva.

Eleazar de Carvalho Filho has been a member of the FMC Technologies board of directors since 2010. Mr. de Carvalho Filho is a Founding Partner of Virtus BR Partners Assessoria Corporativa Ltda., Sinfonia Consultoria Financeira e Participações Ltda., Iposeira Capital Ltda. and STK Capital Gestora de Recursos Ltda. Mr. de Carvalho Filho also currently serves on the board of directors of publicly traded Brookfield Renewable Energy Partners L.P., Companhia Brasileira de Distribuicão—Grupo Pão de Acúcar and Cnova N.V.

Marie-Ange Debon has been a member of the Technip board of directors since 2010. She is Senior Executive Vice President of Suez Group and Chief Executive Officer of the International Division. Mrs. Debon has served in various positions in both the public and private sectors, including in the French Audit Commission (Cour des Comptes), France 3, Thomson and the Collège de l’Autorité des Marchés Financiers (the French Financial Market Authority).

Claire S. Farley has been a member of the FMC Technologies board of directors since 2009. Ms. Farley has been a Vice-Chairman in the Energy & Infrastructure business of KKR & Co. L.P., a global investment firm, since 2016. She began her affiliation with KKR in September 2010 as a co-founder of RPM Energy, LLC, a privately-owned oil and gas exploration and development company. Ms. Farley also currently serves on the board of directors of publicly traded LyondellBasell Industries B.V.

Didier Houssin has been a member of the Technip board of directors since 2016. Mr. Houssin is the Chairman and Chief Executive Officer of IFP Énergies nouvelles since April 8, 2015. He also held various international and executive positions both in the French Government and the private industrial sector, including the International Energy Agency, BRGM, the French Geological Survey, the French Ministry of Economy and Finance and Total.

Peter Mellbye has been a member of the FMC Technologies board of directors since 2013. From January 2011, Mr. Mellbye served as Executive Vice President, Development & Production, International, of Statoil ASA, where he worked from 1982 until his retirement in September 2012.

John O’Leary has been a member of the Technip board of directors since 2007. Mr. O’Leary is the Chief Executive Officer of Strand Energy (Dubai) and sits on the Supervisory Boards of Huisman Itrec and Jumbo Shipping. He also held various executive positions in Pareto Offshore ASA, the Forasol-Foramer group and the group resulting from the merger between Forasol-Foramer and Pride International.

Richard A. Pattarozzi has been a member of the FMC Technologies board of directors since 2002. From March 1999 until his retirement in January 2000, Mr. Pattarozzi served as Vice President of Shell Oil Company, where he had worked since October 1991 Mr. Pattarozzi also currently serves on the board of directors of publicly traded Stone Energy Corporation and Tidewater Inc.

Douglas J. Pferdehirt is the President and Chief Executive Officer of FMC Technologies and has been a member of the FMC Technologies board of directors since 2016. Prior to joining FMC Technologies as Chief Operating Officer in August 2012, Mr. Pferdehirt worked for Schlumberger Limited for more than 26 years in a number of executive leadership positions.

Thierry Pilenko is the Chairman and Chief Executive Officer of Technip and has been a member of the Technip board of directors since 2007. Before joining Technip in 2007, Mr. Pilenko was Chairman and Chief Executive Officer of Veritas DGC. Prior to this, Mr. Pilenko held various management and executive positions with Schlumberger where he started in 1984 as a geologist.

Kay G. Priestly has been a member of the FMC Technologies board of directors since 2015. Ms. Priestly served as Chief Executive Officer of Turquoise Hill Resources Ltd., an international mining company, from May 2012 until her retirement in December 2014. Prior to this, Ms. Priestly held executive positions at Rio Tinto Copper, a global metal and mining corporation, and spent over 24 years with global professional services firm, Arthur Andersen. Ms. Priestly also currently serves on the board of directors of publicly traded New Gold Inc. and Stone Energy Corporation.

Joseph Rinaldi has been a member of the Technip board of directors since 2009. He is a partner in the international law firm of Davis Polk & Wardwell and has been a senior partner in the Paris office.

James M. Ringler has been a member of the FMC Technologies board of directors since 2001. Mr. Ringler has served as non-executive Chairman of the Board of Teradata Corporation, a provider of database software, data warehousing and analytics, since October 2007. Mr. Ringler served as Vice Chairman of Illinois Tool Works Inc. until his retirement in 2004. Mr. Ringler also currently serves on the board of directors of publicly traded Autoliv Inc., John Bean Technologies Corporation and The Dow Chemical Company.

About FMC Technologies

FMC Technologies, Inc. (NYSE: FTI) is the global market leader in subsea systems and a leading provider of technologies and services to the oil and gas industry. We help our customers overcome their most difficult challenges, such as improving shale and subsea infrastructures and operations to reduce cost, maintain uptime, and maximize oil and gas recovery. The company has approximately 14,500 employees and operates 29 major production facilities and services bases in 18 countries. Visit www.fmctechnologies.com or follow us on Twitter @FMC_Tech for more information.

About Technip

Technip is a world leader in project management, engineering and construction for the energy industry. From the deepest Subsea oil & gas developments to the largest and most complex Offshore and Onshore infrastructures, our close to 31,000 people are constantly offering the best solutions and most innovative technologies to meet the world’s energy challenges. Present in 45 countries, Technip has state-of-the-art industrial assets on all continents and operates a fleet of specialized vessels for pipeline installation and subsea construction. Technip shares are listed on the Euronext Paris exchange, and its ADR is traded in the US on the OTCQX marketplace as an American Depositary Receipt (OTCQX: TKPPY). Visit us at www.technip.com.

For more information, contact:

For Technip	For FMC Technologies
Investors Aurélia Baudey-Vignaud P: +33 1 85 67 43 81 abaudeyvignaud@technip.com Elodie Robbe-Mouillot P: +33 1 85 67 43 86 erobbemouillot@technip.com	Investors Matt Seinsheimer P: +1 281.260.3665 investorrelations@fmcti.com

Media Christophe Bélorgeot P: +33 1 47 78 39 92 cbelorgeot@technip.com Laure Montcel P: +33 1 49 01 87 81 lmontcel@technip.com	Media Lisa Albiston P: +1 281.610.9076 media.request@fmcti.com Lisa Adams P: +1 281.405.4659 media.request@fmcti.com

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected;

failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des marchés financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Has Been Filed with the SEC

TechnipFMC has filed with the SEC a registration statement on Form S-4, which includes a proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”). The registration statement on Form S-4 was declared effective by the SEC on October 24, 2016 and a definitive proxy statement/prospectus has been delivered as required by applicable law. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Important Additional Information Has Been Made Available in an Information Document

Technip has made available an information document in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Information Document”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS PUBLISHED OR TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain free copies of the Information Document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in a Prospectus Prepared in Accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the definitive proxy statement/prospectus and the Information Document. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.